Exhibit 12.1
Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Nine
	Months
	Ended
	September 30,
	2005	Years Ended December 31,
	(unaudited)	2004	2003	2002	2001	2000

Earnings
Income before income taxes and minority interest	$553	$450	$2,335	$2,133	$1,590	$1,955

Interest expense	253	219	185	160	196	247

Portion of rents representative of the interest factor	134	168	156	132	122	120

	$940	$837	$2,676	$2,425	$1,908	$2,322

Fixed Charges
Interest expense	$253	$219	$185	$160	$196	$247

Portion of rents representative of the interest factor	134	168	156	132	122	120

	$387	$387	$341	$292	$318	$367

Ratio of Earnings to Fixed Charges	2.4	2.2	7.8	8.3	6.0	6.3